UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES AND EXCHANGE ACT OF 1934

December 17, 2004

AES GENER S.A.
(Exact name of registrant as specified in its charter)

AES GENER INC.
(Translation of registrant's name into English)

Mariano Sánchez Fontecilla 310, 3rd Floor, Santiago Chile (562) 686 8900
(Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBIT INDEX

Page
1. Relevant Fact	3

EXHIBIT 1

G.G. 2004/333 Santiago, December 7, 2004

Rol S.V.S. N.4272

HECHO ESENCIAL

Mr. Alejandro Ferreiro Yazigi

Presente

Reference: Informs distribution of interim dividends

Dear Sir:

We hereby inform the Superintendence, that in Ordinary Board Meeting held on December 6, 2004, it was agreed to distribute the amount of US$35,127,603.61 to be charged to the earnings of the 2004 period, through the distribution of an interim dividend of US$0,00550 per share, in Pesos equivalent, of legal tender.

Said interim dividend, will be paid in cash, as of December 28, 2004, in the offices of Sonda BPO S.A., located in Av. Eliodoro Yáñez N. 1215, Comuna de Providencia, Santiago.

In order to determine the amount in pesos of the hereof dividend, the observed dollar exchange, published on December 20, 2004, will be applied.

We remark that the payment of this dividend will be carried out, as a general rule, through bank checks or order notes payable at sight, issued under the names of the holders of the shares, prior their identification with their respective identity cards, in the offices indicated in the paragraph hereinabove.

Without detriment of the hereinabove, the shareholders who had requested so in writing, will be deposited their dividend on their current or saving accounts; will be delivered an order note payable at sight in any of the branches of Banco Santander Santiago; or will be mailed the dividend to their addresses, through an order note payable at sight, all the hereof on the date settled for the distribution.

On the other hand, shareholders wishing to get paid through an agent, shall do so presenting a power of attorney granted before a notary public.

All shareholders who are registered in the Shareholders Register as of the fifth working date prior to the payment date, i.e. December 21, 2004, will have the right to receive this dividend.

Finally, we enclose Form 1 with the information and conditions of the distribution of dividends.

The hereby communication is send in compliance with the stated in Circular N. 660 of this Superintendence of Securities and Insurances.

Sincerely,

AES Gener S.A.

Francisco Javier Castro Crichton

 FORM N. 1

DIVIDEND DISTRIBUTION

ORIGINAL INFORMATION	SI	(SI/NO)	0.02	ISSUE DATE	07/12/2004

IDENTIFICATION OF THE COMPANY

Tax ID Number		94,272,000-9	1.02	Issue Date Original form	07/12/2004
Name of Corporation		AES Gener S.A.
Securities Registration Number		176	1.05	Series	SOLE
Stock Exchange Code		GENER	1.07	N. of Transaction	79

AGREEMENT AND AMOUNT OF DIVIDEND

Agreement Date		06/12/2004 (DD/MM/YY)
Agreement made on		3	(1: Ordinary General Shareholders Meeting; 2: Extraordinary Shareholders Meeting; 3: Board Meeting)
Amount of the Dividend		US$35,127,603.61	2.04	Currency	United States Dollars

SHARES AND SHAREHOLDERS WITH RIGHT

Numbers of Shares		6,386,837.020	3.02	Deadline date	21/12/2004 (DD/MM/YY)

NATURE OF THE DIVIDEND

Type of Dividend		1	(1: Interim; 2: Final Obligatory minimum ; 3: Final additional or occasional)

Year-End		31/12/2004 (DD/MM/YY)
Payment Terms		1	(1: In Cash; 2: Optional in cash or shares of same issuance;
			3: Optional in cash or shares other companies; 4: Other)

PAYMENT OF THE DIVIDEND IN CASH

Payment in Cash		US$0,00550	5.02	Currency	United States Dollars
Payment Date		20/12/2004 (DD/MM/YY)

xxxxxxxxxxxx
01 Option Date Start		(DD/MM/YY)
02 Option Date End		(DD/MM/YY)
03 Securities delivery date		(DD/MM/YY)
04 Option Series			Only if option is over same issuance
05 Shares post transaction
06 Tax ID Issuer Company			Only if option is over shares company is holder

07 Stock Exchange Code
08 Share ratio			Shares to receive X shares with right

09 Share price		/share	5.10		Currency $

NOTE

AES Gener S.A. is a corporation.

The tax range of this dividend will be promptly communicated to shareholders.

Though the dividend amount is expressed in US Dollars, the dividend will be paid in pesos , legal tender, pursuant to observed money exchange published on December 20th, 2004.

Press release communicating about the dividend payment to shareholders, will be published in "El Diario" newspaper, on December 13th, 2004.

Statement
*Information contained in this form is true and faithful, thus, I assume corresponding legal liabilities.

__________________________________

NAME AND SIGNATURE OF LEGAL REPRESENTATIVE Francisco Javier Castro Crichton

(ALTERNATE) GENERAL MANAGERo

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AES GENER S.A. (Registrant)
Date:	December 17, 2004	By:	/s/ FRANCISCO CASTRO Francisco Castro Chief Financial Officer

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